Exhibit 99.1

Bulletin from the Annual General Meeting of Eco Wave Power Global AB (publ)

Today, on June 27, 2024, the 2024 annual general meeting of Eco Wave Power Global AB (publ) (“Eco Wave Power” or the “Company”) was held. Below is a summary of the resolutions passed at the annual general meeting (all in accordance with the proposals presented in the notice to attend the meeting kept available at the Company’s website www.ecowavepower.com).

The annual general meeting resolved:

●	to adopt the profit and loss statement and balance sheet for the financial year 2023;

●	that the Company’s result should be carried forward in new account and that no dividend shall be paid for the financial year 2023;

●	to grant the board members and the CEO of the Company discharge from liability for the financial year 2023;

●	that the board of directors shall consist of five (5) ordinary members without deputy members for the period until the end of the next annual general meeting. Furthermore, it was resolved that a registered accounting firm should be elected as auditor;

●	that the fees payable to the board of directors for the period until the end of the next annual general meeting shall amount to a total of SEK 900,000, out of which SEK 300,000 shall be paid to the chairman of the board of directors and SEK 200,000 to each of the ordinary members. It was further resolved that no board fee shall be paid to Inna Braverman;

●	that the Company’s auditor is to be paid in accordance with approved quotes and invoices;

●	to re-elect Mats Andersson, David Leb, Annath Abecassis, Inna Braverman and Gilles Amar as ordinary board members for the period until the end of next annual general meeting. The meeting also resolved to re-elect Mats Andersson as chairman of the board of directors until the end of next annual general meeting. Further, the auditing firm PricewaterhouseCoopers AB was re-elected as auditor for the Company until the end of next annual general meeting. It was further noted that the auditor has notified that Anna Rozhdestvenskaya will continue to act as a chief auditor;

●	an authorisation for the board of directors to increase the share capital in accordance with the board of directors’ proposal from May 29, 2024;

●	to change the articles of association regarding with respect to share capital and number of shares in accordance with the board of directors’ proposal from May 29, 2024;

●	an authorisation for the board of directors, conditional on necessary permits first being obtained from the Swedish Financial Supervisory Authority, to resolve to purchase and transfer own shares of the Company in accordance with the board of directors’ proposal from May 29, 2024;

●	to amend the existing Warrant program 2020/2024:B regarding right to participate for Inna Braverman in accordance with the board of directors’ proposal from May 29, 2024; and

●	to amend the existing Warrant program 2020/2024:B regarding right to participate for David Leb in accordance with the board of directors’ proposal from May 29, 2024.